NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	April 6, 2021

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. ANNOUNCES FILING OF ANNUAL REPORT ON FORM 20-F

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) is pleased to announce that the Company has filed the 2020 annual report on Form 20-F with the U.S. Securities and Exchange Commission ("SEC"). Kelso's Form 20-F includes the Company's management discussion and analysis and audited financial statements for the year ended December 31, 2020. The Form 20-F is available on the Company's website at www.kelsotech.com and on the SEC's website at www.sec.gov/edgar.shtml.

The Company's Annual Information Form on Form 20-F has also been filed with Canadian regulatory authorities and is available on the Company's website at www.kelsotech.com and under the Company's profile on SEDAR at www.sedar.com.

Holders of Kelso's securities may receive a free printed copy of the Company's most recent Form 20-F and Annual Report, including the audited financial statements, by sending an email request to info@kelsotech.com, by submitting a request online at  www.kelsotech.com or by writing to Kelso Technologies Inc., 13966 - 18B Avenue, Surrey, British Columbia, Canada V4A 8J1.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

On behalf of the Board of Directors,

James R. Bond, CEO and President

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com